UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto as Exhibit 99.1 is a copy of the press release of Seadrill Limited (the "Company"), dated August 12, 2015, announcing that the Company's 2015 Annual General Meeting will be held on September 18, 2015.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SEADRILL LIMITED
(Registrant)

Dated: August 26, 2015

	By:	/s/ Georgina Sousa
Georgina Sousa
Secretary

EXHIBIT 99.1

SDRL - Annual General Meeting 2015
Hamilton, Bermuda, August 12th, 2015 - Seadrill Limited ("Seadrill") advises that its 2015 Annual General Meeting will be held on September 18, 2015. A copy of the Notice of Annual General Meeting and Proxy Statement can be found on our website www.seadrill.com and attached to this press release.
This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities

SEADRILL LIMITED
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
SEPTEMBER 18, 2015
NOTICE IS HEREBY given that the Annual General Meeting of Shareholders of Seadrill Limited (the "Company") will be held on September 18, 2015 at 9:00 a m., at the Elbow Beach Hotel, 60 South Shore Road, Paget PG04, Bermuda for the following purposes, all of which are more completely set forth in the accompanying information statement:
To receive and adopt the consolidated financial statements of the Company for the year ended December 31, 2014. To consider the following Company proposals:
1.	To set the maximum number of Directors to be not more than ten.
2.	To resolve that vacancies in the number of Directors be designated casual vacancies and that the Board of Directors be authorized to fill such casual vacancies as and when it deems fit.
3.	To re-elect John Fredriksen as a Director of the Company.
4.	To re-elect Kate Blankenship as a Director of the Company.
5.	To re-elect Kathrine Fredriksen as a Director of the Company.
6.	To re-elect Bert M. Bekker as a Director of the Company.
7.	To re-elect Paul M. Leand, Jr., as a Director of the Company.
8.	To re-elect Ørjan Svanevik as a Director of the Company.
9.	To re-elect Charles Woodburn as a Director of the Company.
10.	To re-elect Hans Petter Aas as a Director of the Company.
11.	To re-appoint PricewaterhouseCoopers LLP, as auditor and to authorize the Directors to determine their remuneration.
12.	To approve the remuneration of the Company's Board of Directors of a total amount of fees not to exceed US$1,500,000 for the year ended December 31, 2015.
By Order of the Board of Directors
Georgina Sousa
 Secretary
Dated: July 30, 2015
Notes:
1.	The Board of Directors has fixed the close of business on July 24, 2015, as the record date for the determination of the shareholders entitled to attend and vote at the Annual General Meeting or any adjournment thereof.
2.	No Shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially-certified copy of that power of attorney, is sent to the Company Secretary, to reach the Registered Office by not later than 48 hours before the time for holding the meeting.

3.	A Form of Proxy is enclosed for use by holders of shares held through the Norwegian Register in connection with the business set out above.
4.	Shareholders whose shares are held on the Norwegian VPS share registers may view the Company's audited financial statements included in its Annual Report on Form 20-F on its website, www.seadrill.com
5.	Each of the resolutions set out above is an Ordinary Resolution, approval of which will require the affirmative vote of a majority of the votes cast.
The following information is applicable to holders of shares registered in the United States only:
We are pleased to take advantage of the Securities and Exchange Commission rule allowing companies to furnish proxy materials to their shareholders via the internet. We believe that this e-proxy process will expedite shareholders' receipt of proxy materials and lower the costs and reduce the environmental impact of our Annual General Meeting. Accordingly, we have mailed to our shareholders of record and beneficial owners a Notice of Internet Availability of Proxy Materials containing instructions on how to access the attached proxy statement and our Annual Report on Form 20-F via the Internet and how to vote online.
YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES PROMPTLY. TO VOTE YOUR SHARES, YOU CAN USE THE INTERNET AS DESCRIBED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS, IN THE ATTACHED PROXY STATEMENT AND ON YOUR PROXY CARD; OR COMPLETE, SIGN AND DATE YOUR PROXY CARD AND RETURN YOUR PROXY CARD BY MAIL.

INFORMATION CONCERNING SOLICITATION AND VOTING FOR THE ANNUAL GENERAL MEETING OF
 SHAREHOLDERS (THE "MEETING") OF SEADRILL LIMITED TO BE HELD ON SEPTEMBER 18, 2015.

PRESENTATION OF FINANCIAL STATEMENTS
In accordance with Section 84 of the Companies Act 1981 of Bermuda, the audited consolidated financial statements of the Company for the year ended December 31, 2014 will be presented at the Meeting. These statements have been approved by the Directors of the Company. There is no requirement under Bermuda law that such statements be approved by shareholders, and no such approval will be sought at the Meeting.
The Company's audited consolidated financial statements contained in its Annual Report on Form 20-F are available on our website at www.seadrill.com. Shareholders can request a hard copy free of charge upon request in writing to us at P.O. Box HM 1593, Hamilton HMGX, Bermuda, or send an e-mail to: ir@seadrill.com. The audited consolidated financial statements of the Company for the year ended December 31, 2014 have been provided to shareholders whose shares are registered in the United States online as described above in the Notice.

COMPANY PROPOSALS
PROPOSALS 1 and 2 – INCREASE IN THE MAXIMUM NUMBER OF DIRECTORS AND VACANCIES IN THE
 NUMBER OF DIRECTORS
The current maximum number of directors is eight. In accordance with the provisions of Bye-law 90, it is proposed to increase this to a maximum of ten. It is further proposed, in accordance with Bye-law 90, that vacancies in the number of directors be designated casual vacancies and that the Board of Directors be authorised to fill such casual vacancies as and when it deems fit. Any director appointed to fill such a casual vacancy shall hold office until the next Annual General Meeting following his or her election or until his or her successor is elected.
At the Meeting, the Board will ask the Shareholders to approve setting the maximum number of directors to be not more than ten in order to permit the future appointment of additional Directors.
PROPOSALS 3, 4, 5, 6, 7, 8, 9 AND 10 - ELECTION OF DIRECTORS
The Board has nominated the eight persons listed below for selection as Directors of the Company, all of whom are presently members of the Board of Directors. Mrs. Blankenship, Mr. Bekker, Mr. Aas, Dr. Woodburn and Mr. Leand meet the independence standards for directors established by the New York Stock Exchange and the United States Securities and Exchange Commission.
As provided in the Company's Bye-laws, each Director is elected at each Annual General Meeting of Shareholders and shall hold office until the next Annual General Meeting following his or her election or until his or her successor is elected.
Nominees For Election To The Company's Board Of Directors
Information concerning the nominees for Directors of the Company is set forth below:
Name	Age	Director Since	Position with the Company
John Fredriksen	71	2005	Director, Chairman and President
Kate Blankenship	50	2005	Director and Audit Committee
Kathrine Fredriksen	31	2008	Director
Bert M. Bekker	76	2013	Director
Paul M. Leand, Jr.	49	2013	Director
Ørjan Svanevik	49	2014	Director
Charles Woodburn	44	2015	Director
Hans Petter Aas	69	2015	Director

John Fredriksen has served as Chairman of the Board, President and a director of the Company since its inception in May 2005. Mr. Fredriksen is Chairman, President and a director of Frontline Ltd. ("Frontline"), a Bermuda company listed on the NYSE, the Oslo Stock Exchange and the London Stock Exchange. Mr. Fredriksen has served since September 2013 as the Chairman of the Board and a director of our majority owned subsidiary, North Atlantic Drilling Ltd., a Bermuda company listed on the New York Stock Exchange. Mr. Fredriksen has served as a director of Golden Ocean Group Limited (formerly "Knightsbridge Shipping Limited"), a Bermuda company listed on the Oslo Stock Exchange and on the Nasdaq Global Market since March 2015 ("Golden Ocean"). He previously served, from 2004 until 2015, as Chairman of the Board, President and a director of Golden Ocean's predecessor prior to its merger with "Knightsbridge Shipping Limited". Mr. Fredriksen served as Chairman of the Board, President and a director of Golar LNG Limited ("Golar"), a Bermuda company listed on the Nasdaq Global Market from 2001 until September 2014. Mr. Fredriksen has served as a director of Frontline 2012 Ltd since December 2011. He is the father of Ms. Kathrine Fredriksen, a director of the Company.
Kate Blankenship has served as a director of the Company since its inception in May 2005. Mrs. Blankenship has also served as a director of Frontline since 2003. Mrs. Blankenship joined Frontline in 1994 and served as its Chief Accounting Officer and Secretary until October 2005. Mrs. Blankenship has been a director of Ship Finance International Limited ("Ship Finance") since October 2003, North Atlantic Drilling Ltd., since February 2011, Seadrill Partners LLC since 2012, Independent Tankers Corporation Limited since February 2008, Golar since July 2003, Golar LNG Partners LP since September 2007, Golden Ocean (formerly "Knightsbridge Shipping Limited") since March 2015, Archer Limited since its incorporation in 2007, Frontline 2012 Ltd since December 2011 and Avance Gas Holding Ltd., since October 2013. Mrs. Blankenship also served as a director of Golden Ocean's predecessor from 2004 until its merger with "Knightsbridge Shipping Limited" in 2015. She is a member of the Institute of Chartered Accountants of England and Wales.
Kathrine Fredriksen has served as a Director of the Company since September, 2008. Ms. Fredriksen served as a director of Golar LNG Partners LP from April 2013 until September 2014 and as a director of Golar from February 2008 until April 2013. She graduated from Wang Handels Gymnas in Norway and studied at the European Business School in London. Ms. Fredriksen is the daughter of Mr. John Fredriksen, our President and Chairman.
Bert Bekker was appointed to the Board on April 19, 2013. Mr. Bekker has been in the heavy marine transport industry since 1978 when he co-founded Dock Express Shipping Rotterdam (the predecessor of Dockwise Transport). Mr. Bekker retired from his position as Chief Executive Officer of Dockwise Transport B.V., in May 2003. Mr. Bekker served as Chief Executive Officer of Cableship Contractors N.V. Curacao from March 2001 until June 2006. In May 2006, Mr. Bekker was appointed Executive Advisor Heavy Lift of Frontline Management AS, an affiliate of Frontline and in January 2007 he was appointed CEO of Sealift Management B.V. Mr. Bekker held that position until its merger with Dockwise Ltd., in May 2007. Mr. Bekker served as a director of Dockwise Ltd., from June 2007 until December 2009 and as a director of Wilh. Wilhelmsen Netherlands B.V., part of the Wilh. Wilhelmsen ASA Group, from July 2003 until July 2015. Mr. Bekker is also on the Board of Seadrill Partners LLC.
Paul Leand, Jr., was appointed to the Board on April 19, 2013. Mr. Leand is the Chief Executive Officer and director of AMA Capital Partners LLC, or AMA, an investment bank specialising in the maritime industry. From 1989 to 1998, Mr. Leand served at the First National Bank of Maryland where he managed the bank's railroad division and its international maritime division. He has worked extensively in the U.S. capital markets in connection with AMA's restructuring and mergers and acquisitions practices. Mr. Leand serves as a member of American Marine Credit LLC's Credit Committee and has served as a member of the Investment Committee of AMA Shipping Fund l, a private equity fund formed and managed by AMA. Mr. Leand has also served as a director of Frontline 2012 Ltd., since April 2015, Ship Finance since June 2003, Golar LNG Partners LP since 2011 and North Atlantic Drilling Ltd., since 2012.
Ørjan Svanevik has served as a director of the Company since October 2014. Mr. Svanevik joined Seatankers in July 2014 and has a broad industry background, with special knowledge of the oil and gas, maritime, shipbuilding and engineering sectors. He has extensive experience in global operations, investment management and corporate finance. Mr. Svanevik was previously Managing Director of the investment advisory firm Oavik Capital from October 2008 to July 2014. Prior to this he was Head of M&A and a Partner at Aker ASA from 2005 to 2008, and COO and EVP of Kværner ASA from 2004 to 2005. Prior to this, Mr. Svanevik also worked in corporate advisory and investment banking for Arkwright from 1994 to 2001. He started his career at Schlumberger, where he held various international financial management positions from 1991 to 1994. Mr. Svanevik has an AMP from Harvard Business School and an MBA from Thunderbird.

Dr. Charles Woodburn was appointed as a director of the Company in January 2015. Dr. Woodburn has been the Chief Executive Officer of Expro Group since 2010. Previously, he spent 15 years with Schlumberger from 1995 to 2010 where he held many senior management roles, including President of Wireline from 2006 to 2009. Then from 2009 to 2010 he was in charge of Schlumberger's engineering and manufacturing, reporting directly to the Chief Operating Officer. Dr. Woodburn holds a PhD and MA in Engineering from Cambridge University and an MBA from Erasmus University.
Hans Petter Aas has served as a director of the Company since April 2015. Mr. Aas has had a long career as a banker in the international shipping and offshore market, and retired from his position as Global Head of the Shipping, Offshore and Logistics Division of DnB NOR in August 2008. He joined DnB NOR (then Bergen Bank) in 1989, and has previously worked for the Petroleum Division of the Norwegian Ministry of Industry and the Ministry of Energy, as well as for Vesta Insurance and Nevi Finance. Mr. Aas is also a director of Deep Sea Supply Plc., Golden Ocean (formerly "Knightsbridge Shipping Limited"), Frontline 2012 Ltd., Knutsen Offshore Tankers ASA, Knutsen NYK Offshore Partners LLC, Gearbulk Holding Limited and Solvang ASA. Mr. Aas served as a director of Golar LNG Limited from September 2008 until February 2015 and of Golar LNG Partners LP from 2011 until February 2015.
PROPOSAL 11 – APPOINTMENT OF INDEPENDENT AUDITORS
At the Meeting, the Board will ask the shareholders to approve the appointment of PricewaterhouseCoopers LLP as the Company's independent auditors and to authorise the Board of Directors to determine the auditors' remuneration.
Audit services in 2014 were provided by PricewaterhouseCoopers LLP and included the examination of the consolidated financial statements of the Company and its subsidiaries.
PROPOSAL 12 - TO APPROVE DIRECTORS' FEES
At the Meeting, the Board will ask the shareholders to approve the remuneration of the Company's Board of Directors of a total amount of fees not to exceed US$1,500,000 for the year ended December 31, 2015.
OTHER BUSINESS
Management knows of no business that will be presented for consideration at the Annual General Meeting other than that stated in the Notice of Annual General Meeting.
By Order of the Board of Directors
Georgina Sousa
 Secretary
July 30, 2015
Hamilton, Bermuda

Seadrill Limited (the "Company")
Form of Proxy for use at Annual General Meeting to be held on September 18, 2015.
I/W
 (NAME IN BLOCK CAPITALS)
Of
being (a) holder(s) of ........................................................................... Ordinary Shares of $2.00 each of the above-named
Company on the record date of July 24, 2015, hereby appoint the duly appointed Chairman of the meeting or
.......................................................to act as my/our proxy at the Annual General Meeting of the Company to be held on September 18, 2015, or at any adjournment thereof, and to vote on my/our behalf as directed below.
Please indicate with an X in the spaces provided how you wish your vote(s) to be cast on a poll. Should this card be returned duly signed, but without a specific direction, the proxy will vote or abstain at his discretion.
Proposals		For	Against	Abstain
1.	To set the maximum number of Directors to be not more than ten.
2.	To resolve that vacancies in the number of Directors be designated casual vacancies and that the Board be authorised to fill such casual vacancies as and when it deems fit.
3.	To re-elect John Fredriksen as a Director of the Company.
4.	To re-elect Kate Blankenship as a Director of the Company.
To re-elect Kathrine Fredriksen as a Director of the Company.
5.	6. To re-elect Bert M. Bekker as a Director of the Company.
7.	To re-elect Paul M. Leand, Jr., as a Director of the Company.
8.	To re-elect Ørjan Svanevik as a Director of the Company.
9.	To re-elect Dr. Charles Woodburn,as a Director of the Company.
10.	To re-elect Hans Petter Aas as a Director of the Company.
11.	To re-appoint PricewaterhouseCoopers LLP as auditor and to authorize the Directors to determine their remuneration.
12.	To approve the remuneration of the Company's Board of Directors of a total amount of fees not to exceed US$1,500,000 for the year ended December 31, 2015.
Date	.............................................................................................................	Signature	........................................................................................
Notes:
1.	A Shareholder entitled to attend and vote at a meeting may appoint one or more proxies to attend and, on a poll, vote instead of him.
2.	Proxies appointed by a single Shareholder need not all exercise their vote in the same manner.
3.	In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority is determined by the order in which the names stand in the Register of Members.
4.	In the case of a corporation, this proxy must be given under its common seal or be signed on its behalf by a duly authorized officer or attorney.
5.	If it is desired to appoint by proxy any person other than the Chairman of the Meeting, his/her name should be inserted in the relevant place, reference to the Chairman deleted and the alteration initialled.
6.	This proxy should be completed and sent to the following address by not later than 48 hours before the time for holding the meeting:
Nordea Bank Norge ASA
Issuer Services
PO Box 1166 Sentrum
0107 Oslo, Norway
Fax: +47 22 48 49 90/ +47 22 48 63 49
Or via e-mail to: issuerservices.no@nordea.com